SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Remark Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75954W107

(CUSIP Number)

101 Park Avenue, 33rd Floor

New York, New York 10178

Attention: Scott Booth

Telephone: (212) 984-2337

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 6 Pages

CUSIP No.: 75954W107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Scott Booth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 61,285

	8	SHARED VOTING POWER - 576,481

	9	SOLE DISPOSITIVE POWER - 61,285

	10	SHARED DISPOSITIVE POWER - 576,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

637,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 6 Pages

CUSIP No.: 75954W107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 576,481

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 576,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

576,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 6 Pages

CUSIP No.: 75954W107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 576,481

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 576,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

576,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON

CO

Page 4 of 6 Pages

EXPLANATORY NOTE

The Reporting Persons filed an initial Schedule 13D with respect to the Issuer on February 14, 2012 (the “Original 13D”). The Reporting Persons have elected to file this Amendment No. 1 to the Original 13D to reflect a change in the Reporting Persons’ beneficial ownership percentage as a result of issuances of Common Stock by the Issuer subsequent to February 14, 2012. Additionally, this Amendment No. 1 includes 61,285 shares of Common Stock owned directly by Mr. Booth, which were inadvertently omitted from the Original 13D or acquired subsequent to the filing thereof. Accordingly, Item 3 of the Original 13D is hereby supplemented, and Item 5 of the Original 13D is hereby amended and restated in its entirety, as follows:

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (including commissions) used by Mr. Booth in making his purchase of 51,285 shares of Common Stock owned by him was $125,561.40 from personal funds. The remaining 10,000 shares of Common Stock owned by Mr. Booth were obtained as stock grants in connection with his service as a director of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a)           As of June 18, 2012, the date of filing of this Schedule 13D/A, the Fund directly owns 576,481 shares of Common Stock, representing 9.0% of all of the Issuer’s outstanding Common Stock. Eastern Advisors and Mr. Booth may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund. Each disclaims beneficial ownership of such shares. Separately, Mr. Booth directly owns 61,285 shares of Common Stock, representing 1.0% of all of the Issuer’s outstanding Common Stock. The foregoing is based on 6,415,477 shares of Common Stock outstanding as of May 24, 2012, as reported on the Issuer’s Form 424B3 filed with the SEC on June 13, 2012.

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 576,481 shares of Common Stock directly owned by the Fund. Mr. Booth has sole power to vote or direct the vote of and to dispose or direct the disposition of the 61,285 shares of Common Stock directly owned by Mr. Booth.

(c)           On March 28, 2012, Mr. Booth was issued 4,000 restricted shares of Common Stock in connection with his service as a director of the Issuer for calendar year 2012; the shares will vest on December 31, 2012, subject to requisite attendance at board meetings. Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since the filing of the Original 13D.

(d)           Not applicable.

(e)           Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: June 18, 2012

SCOTT BOOTH EASTERN ADVISORS CAPITAL GROUP, LLC EASTERN ADVISORS CAPITAL, LTD.
By:	/s/ Scott Booth
Scott Booth, for himself and as Senior Managing Member of Eastern Advisors (for itself and on behalf of the Fund)

Page 6 of 6 Pages